UNITED STATES                   OMB APPROVAL
                                                   -----------------------------
        SECURITIES AND EXCHANGE COMMISSION
               Washington, DC 20549                OMB Number: 3235-0145
                                                   Expires: November 30, 1999
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                                                   hours per response...14.90
                                                   -----------------------------



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                  ------------

                                Bail Corporation.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)


                                 Not Yet Issued
                                 (CUSIP Number)

                                  March 3, 2001
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [ X ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1745 (11-99)

1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Corporation Management Services

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)
     (b)

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

================================================================================

   NUMBER OF             5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                100,000
    OWNED BY
      EACH               6    SHARED VOTING POWER
   REPORTING
     PERSON                   None
      WITH
                         7    SOLE DISPOSITIVE POWER

                              100,000

                         8    SHARED DISPOSITIVE POWER

                              None

================================================================================

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000

10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%

12   TYPE OF REPORTING PERSON (See Instructions)

     CO


                                Page 2 of 8 pages

1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     George G. Andrews

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)
     (b)

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

================================================================================

   NUMBER OF             5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                10,000
    OWNED BY
      EACH               6    SHARED VOTING POWER
   REPORTING
     PERSON                   100,000
      WITH
                         7    SOLE DISPOSITIVE POWER

                              10,000

                         8    SHARED DISPOSITIVE POWER

                              100,000

================================================================================

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000

10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.9%

12   TYPE OF REPORTING PERSON (See Instructions)

     IN


                                Page 3 of 8 pages

1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Barbara Davidson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)
     (b)

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

================================================================================

   NUMBER OF             5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                5,000
    OWNED BY
      EACH               6    SHARED VOTING POWER
   REPORTING
     PERSON                   100,000
      WITH
                         7    SOLE DISPOSITIVE POWER

                              5,000

                         8    SHARED DISPOSITIVE POWER

                              100,000

================================================================================

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     105,000

10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.5%

12   TYPE OF REPORTING PERSON (See Instructions)

     IN


                                Page 4 of 8 pages

                                  SCHEDULE 13G

Item 1.

     (a)  Name of Issuer:

          Bail Corporation.


     (b)  Address of Issuer's Principal Executive Offices:

          7899 West Frost Drive
          Littleton, CO 80128

Item 2.

(a)  Name of Person Filing:
     Corporate Management Service.   George A. Andrews       Barbara Davidson

(b)  Address of Principal Business Office or,
     if none, Residence:
     7899 West Frost Drive           7899 West Frost Drive   1327 Lark Court
     Littleton, CO 80128             Littleton, CO 80128     Boulder, CO 80303

(c)  Citizenship:
     Colorado Corporation            USA                     USA

(d)  Title of Class of Securities:

     Common Stock

(e)  CUSIP Number:


                                Page 5 of 8 pages

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b), or (c), check whether the person filing is a:

          Not Applicable

Item 4. Ownership.

          Amount Beneficially Owned:

          Corporate Manaagement Service:              105,000
          ------------------------------              -------
          George G. Andrews:                          110,000
          ------------------                          -------
          Barbara Davidson                            105,000
          ----------------                            -------

          Percent of Class:

          Corporate Manaagement Service:              8.1%
          ------------------------------              ----
          George G. Andrews:                          8.9%
          ------------------                          ----
          Barbara Davidson                            8.5%
          ----------------                            ----

          Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                    Corporate Manaagement Service:          100,000
                    ------------------------------          -------
                    George G. Andrews:                      10,000
                    ------------------                      ------
                    Barbara Davidson                        5,000
                    ----------------                        -----

          (ii) shared power to vote or to direct the vote:

                    George G. Andrews & Barbara Davidson     100,000
                    ------------------------------------     -------

          (iii) sole power to dispose or to direct the disposition of:

                    Corporate Manaagement Service:           100,000
                    ------------------------------           -------
                    George G. Andrews:                       10,000
                    ------------------                       ------
                    Barbara Davidson                         5,000
                    ----------------                         -----

          (iv) shared power to dispose or to direct the disposition of:

                    George G. Andrews &Barbara Davidson      100,000
                    -----------------------------------      -------

Item 5. Ownership of Five Percent or Less of a Class:

          Not Applicable


                                Page 6 of 8 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable


Item 8. Identification and Classification of Members of the Group:

          Not Applicable


Item 9. Notice of Dissolution of Group:

          Not Applicable


Item 10. Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 7 of 8 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Corporation Management Service

March 7, 2001                           /s/ George G. Andrews
                                        -------------------------------

                                        By: George G. Andrews
                                        -------------------------------
                                        Title: President
                                        -------------------------------


                                        /s/ George G. Andrews
                                        -------------------------------
                                        George G. Andrews


                                        /s/ Barbara Davidson
                                        -------------------------------
                                        Barbara Davidson








                                Page 8 of 8 pages